                                         Filed Pursuant to Rule Number 424(b)(2)
                                                    Registration Number 33-52915

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 11, 1994)

                                  $150,000,000

                   [LOGO OF CENTURY TELEPHONE APPEARS HERE]

               $50,000,000 6.55% SENIOR NOTES, SERIES C, DUE 2005

              $100,000,000 7.20% SENIOR NOTES, SERIES D, DUE 2025

                               ----------------

                     INTEREST PAYABLE JUNE 1 AND DECEMBER 1

                               ----------------

  Interest on Century's 6.55% Senior Notes, Series C, Due 2005 (the "Series C Notes") and its 7.20% Senior Notes, Series D, Due 2025 (the "Series D Notes") (collectively, the "Senior Notes") is payable semi-annually on June 1 and December 1, commencing June 1, 1996. The Series C Notes will not be redeemable prior to maturity. The Series D Notes will be subject to redemption at any time, at Century's option, in whole or in part, at the redemption price set forth herein, together with any accrued and unpaid interest through the date of redemption.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
       THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     Underwriting
                                        Price to    Discounts and   Proceeds to
                                       Public(1)    Commissions(2) Century(1)(3)
--------------------------------------------------------------------------------
Per Series C Note...................    99.934%         .650%         99.284%
--------------------------------------------------------------------------------
Per Series D Note...................    99.779%         .875%         98.904%
--------------------------------------------------------------------------------
Total...............................  $149,746,000    $1,200,000    $148,546,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 30, 1995.
(2) See "Underwriting."
(3) Before deducting expenses estimated at $75,000, which are payable by Century.

                               ----------------

  The Senior Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in New York City on or about November 30, 1995.

                               ----------------

PAINEWEBBER INCORPORATED

     STEPHENS INC.
                GOLDMAN, SACHS & CO.
                         MERRILL LYNCH & CO.
                                 SMITH BARNEY INC.
                                                        FURMAN SELZ INCORPORATED

                               ----------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 27, 1995.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  The Company is a regional diversified telecommunications company that is primarily engaged in providing traditional telephone services and cellular telephone communications services. At September 30, 1995, the Company's telephone subsidiaries served approximately 478,000 telephone access lines, primarily in rural, suburban and small urban communities in 14 states, with its largest customer bases located in Wisconsin, Louisiana, Michigan, Ohio and Arkansas. Through its cellular operations, the Company controls over 7.5 million pops in 25 MSAs (Metropolitan Statistical Areas) and 28 RSAs (Rural Service Areas), primarily concentrated in Michigan, Louisiana, Texas, Arkansas and Mississippi. The Company is the majority owner and operator in 19 of these MSAs and 14 of these RSAs. At September 30, 1995, the Company's majority-owned cellular systems had more than 261,000 cellular subscribers. For the first nine months of 1995, telephone operations provided 68% of the Company's consolidated revenues, with cellular telephone operations providing the balance.

                      SUMMARY FINANCIAL AND OPERATING DATA

                           (ALL DOLLARS IN THOUSANDS)

  Set forth below is certain summary consolidated operating and financial data for Century as of and for the year ended December 31, 1994 and as of September 30, 1995 and for the nine-month periods ended September 30, 1994 and 1995. The data, except for the ratio of earnings to fixed charges and the selected operating data, as of and for the year ended December 31, 1994 is derived from Century's consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements of Century as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994 and the report thereon are incorporated by reference herein. The unaudited financial information as of September 30, 1995 and for the nine-month periods ended September 30, 1994 and 1995 has not been examined by independent public accountants; however, in the opinion of Century's management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the nine-month periods have been included therein. The results of operations for the first nine months of 1995 are not necessarily indicative of the results of operations which might be expected for the entire year.

                                                           NINE MONTHS ENDED
                                               YEAR ENDED    SEPTEMBER 30,
                                              DECEMBER 31, -----------------
                                                  1994       1994     1995
                                              ------------ -------- --------
INCOME STATEMENT DATA:
  Revenues...................................   $540,240   $395,375 $451,281
  Cost of sales and operating expenses.......    276,375    202,413  218,488
  Depreciation and amortization..............     94,430     69,582   81,353
  Operating income...........................    169,435    123,380  151,440
  Interest expense...........................     42,577     30,839   32,771
  Income before income taxes.................    161,538    104,166  138,442
  Net income.................................    100,238     65,299   85,047
  Ratio of earnings to fixed charges(1)......       4.54       4.15     4.85

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1994         1995
                                                     ------------ -------------
OPERATING DATA (AT PERIOD END):
  Telephone access lines............................    454,963       477,802
  Cellular units in service in majority-owned and
   operated markets.................................    211,710       261,122
  Cellular pops.....................................  7,087,512     7,556,862

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1994         1995
                                                      ------------ -------------
BALANCE SHEET DATA (AT PERIOD END):
  Net property, plant and equipment..................  $  947,131   $1,025,136
  Excess cost of net assets acquired, net............     441,436      498,472
  Total assets.......................................   1,643,253    1,814,641
  Short-term debt....................................     170,718       58,258
  Long-term debt, excluding current maturities.......     518,603      570,003
  Stockholders' equity...............................     650,236      858,517

-------
(1) Calculated in the manner described in the accompanying prospectus.

                                USE OF PROCEEDS

  The net proceeds to Century from the sale of the Senior Notes are estimated to be approximately $148.5 million. All or substantially all of the net proceeds will be used to reduce Century's short-term bank indebtedness under various credit facilities, which as of September 30, 1995 bore interest at rates ranging from 6.02% to 6.57% and had original maturities of less than 60 days. As of September 30, 1995, $145 million of Century's short-term bank indebtedness was classified as long-term debt in light of Century's plans to discharge such short-term indebtedness with borrowings under committed long-term revolving credit facilities. See "Capitalization."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1995, and as adjusted to reflect the issuance of the Senior Notes and the application of the net proceeds therefrom as described herein.

                                                       SEPTEMBER 30, 1995
                                                      ----------------------
                                                                      AS
                                                        ACTUAL     ADJUSTED
                                                      ----------  ----------
                                                         (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt............... $   43,059  $   43,059
  Notes payable......................................     15,199      14,199(1)
                                                      ----------  ----------
    Total short-term debt............................     58,258      57,258
                                                      ----------  ----------
Long-term debt, excluding current maturities:
  Century............................................    335,355     340,355(1)
  Subsidiaries.......................................    234,648     234,648
                                                      ----------  ----------
    Total long-term debt, excluding current
     maturities......................................    570,003     575,003
                                                      ----------  ----------
Stockholders' equity:
  Common Stock, $1.00 par value, 175,000,000 shares
   authorized and 59,026,020 shares issued and
   outstanding.......................................     59,026      59,026
  Paid-in capital....................................    449,364     449,364
  Retained earnings..................................    362,569     362,569
  Unearned ESOP shares...............................    (14,710)    (14,710)
  Preferred Stock--non-redeemable....................      2,268       2,268
                                                      ----------  ----------
    Total stockholders' equity.......................    858,517     858,517
                                                      ----------  ----------
    Total capitalization............................. $1,486,778  $1,490,778
                                                      ==========  ==========

--------
(1) Reflects the application of (i) $1 million of net proceeds from the issuance of the Senior Notes to reduce short-term indebtedness included in "Notes payable" and (ii) $145 million of such net proceeds to reduce Century's short-term bank indebtedness classified as long-term debt at September 30, 1995. See "Use of Proceeds."

                    SUPPLEMENTAL DESCRIPTION OF SENIOR NOTES

  The Series C Notes and Series D Notes offered hereby each constitute a single series of Senior Debt Securities described in the accompanying Prospectus and will be issued under the Indenture referred to therein. The following description of the specific terms of the Senior Notes supplements and should be read in conjunction with the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus under the caption "Description of Senior Debt Securities." The following description does not purport to be complete and is qualified in its entirety by reference to the accompanying Prospectus and the Indenture. Unless otherwise indicated, each capitalized term not otherwise defined herein has the meaning ascribed to it in the accompanying Prospectus or in the Indenture.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

  The Series C Notes and Series D Notes will be limited to aggregate principal amounts of $50,000,000 and $100,000,000, respectively. The Series C Notes will mature on December 1, 2005 and the Series D Notes will mature on December 1, 2025. Interest on the Senior Notes will be payable semi-annually on June 1 and December 1, commencing June 1, 1996, to the persons in whose names the Senior Notes are registered at the close of business on the preceding May 15 and November 15, respectively, subject to certain exceptions provided for in the Indenture (Board Resolution; Section 2.03). Unless otherwise determined by Century, interest will be paid by check mailed on or before the payment date, by first class mail, to such persons.

REDEMPTION

  The Series C Notes will not be redeemable prior to maturity (Board
Resolution).

  The Series D Notes will be redeemable as a whole or in part, at the option of Century at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Series D Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus in each case accrued interest thereon to the date of redemption (Board Resolution).

  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series D Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Series D Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with Century.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each

Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

  "Reference Treasury Dealer" means each of PaineWebber Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Century shall substitute therefor another Primary Treasury Dealer.

  Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Series D Notes to be redeemed.

  Unless Century defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Series D Notes or portions thereof called for redemption.

  There will be no mandatory sinking fund payments for the Senior Notes (Board Resolution).

SUPPLEMENTAL INFORMATION CONCERNING THE TRUSTEE

  As a result of business combinations consummated in late 1994, Regions Bank of Louisiana, a wholly-owned subsidiary of Regions Financial Corporation of Birmingham, Alabama, has succeeded First American Bank & Trust of Louisiana as Trustee under the Indenture. Regions Bank of Louisiana continues to serve as trustee for certain of Century's employee benefit plans and continues to provide revolving credit and other traditional banking services to Century. As a result of the business combinations, the Century officers and directors who previously served as directors of First American Bank & Trust of Louisiana have resigned from these positions (although they continue to act as non-voting regional advisory directors on behalf of Regions Bank of Louisiana).

                                  UNDERWRITING

  The Underwriters named below have entered into an Underwriting Agreement with Century whereby they have severally agreed to purchase from Century, and Century has agreed to sell, the respective principal amounts of the Senior Notes indicated below, subject to the terms and conditions of the Underwriting Agreement, a form of which has been filed as an exhibit to the Registration Statement.

                                                                     PRINCIPAL
                                                       PRINCIPAL     AMOUNT OF
                                                       AMOUNT OF      SERIES D
UNDERWRITERS                                         SERIES C NOTES    NOTES
------------                                         -------------- ------------
PaineWebber Incorporated...........................   $ 8,500,000   $ 16,750,000
Stephens Inc.......................................     8,300,000     16,650,000
Goldman, Sachs & Co................................     8,300,000     16,650,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.     8,300,000     16,650,000
Smith Barney Inc...................................     8,300,000     16,650,000
Furman Selz Incorporated...........................     8,300,000     16,650,000
                                                      -----------   ------------
    Total..........................................   $50,000,000   $100,000,000
                                                      ===========   ============

  The Senior Notes are offered subject to prior sale, when, as and if issued by Century and accepted by the Underwriters, at the initial public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not exceeding .40% of the principal amount of the Series C Notes and .50% of the principal amount of the Series D Notes. Underwriters and dealers may reallow to other dealers a concession not exceeding .25% of the principal amount of the Series C Notes and .25% of the principal amount of the Series D Notes. After the initial public offering, the public offering prices and concessions to dealers may be changed. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to purchase all of the Senior Notes if any are purchased.

  Century has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Century has been advised that the Underwriters presently intend to make a market in the Senior Notes, although they will not be obligated to do so and may discontinue any market making at any time without notice. There can be no assurance that an active public market for the Senior Notes will develop or be maintained.

  Ernest Butler, Jr., an Executive Vice President of Stephens Inc., is a director of Century.

                                 LEGAL MATTERS

  Certain legal matters related to the offering of the Senior Notes will be passed upon on behalf of the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS

  The consolidated financial statements and related financial statement schedules of Century as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994 incorporated by reference herein have been incorporated by reference in reliance upon the report, also incorporated by reference herein, of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP, covering the consolidated financial statements and related financial statement schedules refers to changes in methods of accounting for income taxes and postretirement benefits other than pensions in 1992.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THEUNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOM-PANYING PROSPECTUS CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE OR CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                           PROSPECTUS SUPPLEMENT                            ----
The Company................................................................ S-3
Summary Financial and Operating Data....................................... S-3
Use of Proceeds............................................................ S-4
Capitalization............................................................. S-4
Supplemental Description of Senior Notes................................... S-5
Underwriting............................................................... S-6
Legal Matters.............................................................. S-7
Experts.................................................................... S-7
                                PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Prospectus Summary.........................................................   3
The Company................................................................   5
Use of Proceeds............................................................   7
Capitalization.............................................................   8
Ratio of Earnings to Fixed Charges.........................................   8
Selected Financial Data....................................................   9
Description of Senior Debt Securities......................................  10
Plan of Distribution.......................................................  15
Legal Matters..............................................................  16
Experts....................................................................  16

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $150,000,000

                                      LOGO

                        $50,000,000 6.55% SENIOR NOTES,
                               SERIES C, DUE 2005

                        $100,000,000 7.20% SENIOR NOTES,
                               SERIES D, DUE 2025

                                ---------------
                             PROSPECTUS SUPPLEMENT
                                ---------------

                            PAINEWEBBER INCORPORATED
                                 STEPHENS INC.
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                               SMITH BARNEY INC.
                            FURMAN SELZ INCORPORATED

                                ---------------

                               NOVEMBER 27, 1995

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--------------------------------------------------------------------------------